Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTIONS

REVISION OF ANNUAL CAPS FOR

THE NEW PROPERTY MANAGEMENT FRAMEWORK AGREEMENT

AND

THE AIRPORT PROPERTY MANAGEMENT FRAMEWORK AGREEMENT

Reference is made to the announcement of the Company dated 28 December 2012 as regards the New Property Management Framework Agreement entered into between the Company and CSAGPMC.

Reference is also made to the announcement of the Company dated 11 January 2013 as regards the Airport Property Management Framework Agreement entered into between the Company and CSAGPMC.

REVISION OF ANNUAL CAPS

In view of the expected increase in the amount of the property management services to be provided by CSAGPMC to the Group under both the New Property Management Framework Agreement and the Airport Property Management Framework Agreement, the annual caps under both the New Property Management Framework Agreement and the Airport Property Management Framework Agreement in respect of the year ending 31 December 2014 will be insufficient, and the Board therefore considered and approved to revise the annual caps thereof.

Pursuant to Rule 14A.27 of the Listing Rules, the relevant applicable percentage ratio for the revised annual cap contemplated under the Airport Property Management Framework Agreement, aggregated with the revised annual cap contemplated under the New Property Management Framework Agreement are on an annual basis exceeding 0.1% and less than 5%, therefore, the revisions of the annual caps contemplated under both the Airport Property Management Framework Agreement and the New Property Management Framework Agreement, are only subject to the reporting, announcement and annual review requirements and are exempt from the independent shareholders' approval requirement under the Listing Rules.

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1.	Introduction

Reference is made to the announcements of China Southern Airlines Company Limited (the “Company”) dated 28 December 2012 where the Company announced that the Company has entered into a new framework agreement (the “New Property Management Framework Agreement”) on 28 December 2012 (after trading hours) with China Southern Airlines Group Property Management Company Limited (formerly known as Guangzhou China Southern Airlines Property Management Company Limited (“CSAGPMC”)) to renew the property management for properties at the new Baiyun International Airport for a term of three years from 1 January 2012 to 31 December 2014.

Reference is also made to the announcement of the Company dated 11 January 2013 where the Company has entered into the airport property management framework agreement (the “Airport Property Management Framework Agreement”) on 11 January 2013 (after trading hours) with CSAGPMC to renew the property management for properties at the old Baiyun Airport for a term of three years from 1 January 2012 to 31 December 2014.

2.	REVISION OF ANNUAL CAPS

In light of the continuous business development of the Company and its subsidiaries (the "Group"), (i) additional properties, such as Finance Department's data room and offices, Boeing 737 dynamic simulation module and Southern Airlines Information Technology Center Building, etc. are required to be managed by CSAGPMC; (ii) additional maintenance services on high and low voltage electrical rooms and central air-conditioning system for several properties are required to be provided by CSAGPMC; and (iii) a higher management and maintenance service standard is required for dormitories of the Group managed by CSAGPMC, which all led to the increase of the service fees charged by CSAGPMC, so the original annual caps for the year ending 31 December 2014 will no longer be sufficient to cover the property management service fees payable under the New Property Management Framework Agreement and the Airport Property Management Framework Agreement.

To comply with Rule 14A.36 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”), on 31 December 2013 (after trading hours), the Company and CSAGPMC entered into:

(i)	an agreement supplemental to the Airport Property Management Framework Agreement (the “Airport Property Management Supplemental Agreement”), pursuant to which the parties have agreed to revise the services fee in relation to provision of property management and maintenance services by CSAGPMC for the Company's several properties at the old Baiyun Airport and surrounding in Guangzhou from RMB22,250,000 per annum to RMB27,300,000 per annum for the financial year ending 31 December 2014; and

(ii)	an agreement supplemental to the New Property Management Framework Agreement (the “New Property Management Supplemental Agreement”), pursuant to which the parties have agreed to revise the services fee in relation to the provision of property management and maintenance services by CSAGPMC for the Company's leased properties at the airport terminal, the base and the 110KV transformer substation at the new Baiyun International Airport from RMB32,750,000 per annum to RMB42,700,000 per annum for the financial year ending 31 December 2014.

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The aggregate revised annual caps under the Airport Property Management Supplemental Agreement and the New Property Management Supplemental Agreement for the year ending 31 December 2013 are RMB70,000,000 per annum.

The revised annual caps under the Airport Property Management Supplemental Agreement and the New Property Management Supplemental Agreement are determined at an arm's length basis between both parties by reference to the original annual caps, the coverage of properties, the increase in service scope and standard as well as the prevailing services fees charged for similar services on the similar types of properties provided by the independent third parties in the market.

Save as the said revision of annual caps under the Airport Property Management Supplemental Agreement and the New Property Management Supplemental Agreement, all other terms of the Airport Property Management Framework Agreement and the New Property Management Framework Agreement shall remain unchanged.

3.	IMPLICATIONS UNDER THE LISTING RULES

The principal business activity of the Company is that of civil aviation. CSAGPMC is wholly owned by China Southern Air Holding Company (the “CSAHC”) and the principal business activity of CSAGPMC is that of management of real property. CSAHC is the controlling shareholder of the Company, holding approximately 53.12% equity interest in the Company as of the date hereof, therefore CSAGPMC is a connected person of the Company under the Listing Rules.

The board (the “Board”) of directors (the “Directors”) of the Company (including the independent non-executive Directors) considers that the terms of the Airport Property Management Supplemental Agreement, the New Property Management Supplemental Agreement and the revised annual caps in respect thereof are fair and reasonable and are entered into on normal commercial terms, or on terms no less favourable than those available to independent third parties under the prevailing local market conditions, in the ordinary and usual course of business of the Company and in the interests of the Group and its shareholders as a whole.

Pursuant to Rule 14A.27 of the Listing Rules, the relevant applicable percentage ratio for the revised annual cap contemplated under the Airport Property Management Framework Agreement, aggregated with the revised annual cap contemplated under the New Property Management Framework Agreement are on an annual basis exceeding 0.1% and less than 5%, therefore, the revisions of the annual caps contemplated under both the Airport Property Management Framework Agreement and the New Property Management Framework Agreement, are only subject to the reporting, announcement and annual review requirements and are exempt from the independent shareholders' approval requirement under the Listing Rules.

4.	GENERAL

Among the 12 Directors, four Directors, Mr. Si Xian Min, Mr. Wang Quan Hua, Mr. Yuan Xin An and Ms. Yang Li Hua, who were duly appointed to the Board by CSAHC, were required to abstain from voting in respect of the resolutions to approve the the Airport Property Management Supplemental Agreement and the New Property Management Supplemental Agreement . All the remaining Directors who were entitled to vote, unanimously approved the resolutions approving the above the Airport Property Management Supplemental Agreement and the New Property Management Supplemental Agreement.

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By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

31 December 2013

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang , Xu Jie Bo and Li Shao Bin as executive Directors; and Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song as independent non-executive Directors.

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